UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 2)*

                         AUTHENTIDATE HOLDING CORP.
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                              (Name of Issuer)

                  Common Stock, par value $.001 per share.
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                       (Title of Class of Securities)

                                  091747105
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                               (CUSIP Number)

                             September 26, 2001
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           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-(b)
      [x]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  091747105
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1.  Name of Reporting Persons: Tami Skelly

    I.R.S. Identification Nos. of above persons (entities only).

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  N/A                                                     [ ]

    (b)                                                          [ ]
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3.  SEC Use Only
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4.  Citizenship or Place of Organization  United States.
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Number of           5.  Sole Voting Power           785,900(1)
Shares Bene-        6.  Shared Voting Power          64,000(2)
ficially Owned      7.  Sole Dispositive Power      785,900 (see note 1)
by Each             8.  Shares Dispositive Power     64,000 (see note 2)
Reporting Person

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
    817,900 (see notes 1 and 2)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (see note 2)     [X]

11. Percent of Class Represented by Amount in Row (9) 4.9%
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12. Type of Reporting Person (See Instructions)    IN
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(1)   Of the listed shares, Ms. Skelly and family entities and retirement accounts own in the aggregate 131,800 shares, 300,000 shares issuable upon exercise of Series B Warrants and 106,665 shares issuable upon conversion of Series B Preferred Stock. In addition, 247,435 are held by Charles Schwab & Co., F/B/O Frank J. Skelly, III, Ms. Skelly's husband.
(2) Corporate Funding Group, LLC owns 64,000 shares of common stock, beneficial ownership of 32,000 of such shares is expressly disclaimed by the Reporting Person.


Item 1.

      (a) Name of Issuer

             AUTHENTIDATE HOLDING CORP.

      (b) Address of Issuer's Principal Executive Offices

             2165 Technology Drive, Schenectady, NY 12308

Item 2.

      (a) Name of Person Filing

             Tami Skelly

      (b) Address of Principal Business Office or, if none, Residence:

             218 Royal Palm Way, Palm Beach, FL 33480

      (c) Citizenship:

             U.S.

      (d) Title of Class of Securities:

             Common Stock, par value $.001 per share.

      (e) CUSIP Number: 091747105

Item 3. If this statement is filed pursuant to [SECTIONS]240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             N/A

Item 4.  Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      1.  Amount beneficially owned: 817,900 (see note 1 and 2)

      2.  Percent of class:  4.9%

      3.  Number of shares as to which the person has:

          1.  Sole power to vote or to direct the vote: 785,900 (see note 1)

          2.  Shared power to vote or to direct the vote: 64,000 (see note 2)

          3. Sole power to dispose or to direct the disposition of: 785,900 (see note 1)

          4. Shared power to dispose or to direct the disposition of: 64,000 (see note 2)

Item 5.  Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
              securities, check the following                               [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
              N/A

Item 7. Identification and Classification of the subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
              N/A

Item 8.  Identification and Classification of Members of the Group
              N/A

Item 9.  Notice of Dissolution of Group
              N/A

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to [SECTION]240.ad3-1(c):

              By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2001
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Date

/s/ Tami Skelly
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Signature

Tami Skelly
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Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The same and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION]240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)